Exhibit 99.1

ETC M-A Acquisition LLC
Financial Statements
As of June 30, 2018 and December 31, 2017
Three and Six Months Ended June 30, 2018 and 2017

ETC M-A Acquisition LLC

ETC M-A Acquisition LLC
Balance Sheets
(Dollars in millions)
(unaudited)

	June 30, 2018	December 31, 2017
ASSETS
Current Assets:
Advances to affiliated companies	$69	$52
Total current assets	69	52

Investment in unconsolidated affiliate	227	282
Total assets	$296	$334

LIABILITIES AND EQUITY
Current Liabilities:
Accrued and other current liabilities	$3	$3
Total current liabilities	3	3

Commitments and contingencies

Equity:
Member’s equity	293	331
Total equity	293	331
Total liabilities and equity	$296	$334

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Operations
(Dollars in millions)
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017
Income (loss) from unconsolidated affiliate	$7	$(27)	$(38)	$(29)
Net income (loss)	$7	$(27)	$(38)	$(29)

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statement of Equity
(Dollars in millions)
(unaudited)

Total
Balance, December 31, 2017	$331
Net loss	(38)
Balance, June 30, 2018	$293

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Statements of Cash Flows
(Dollars in millions)
(unaudited)

	Six Months Ended June 30,
	2018	2017
Cash flows from operating activities:
Net loss	$(38)	$(29)
Reconciliation of net loss to net cash provided by (used in) operating activities:
Loss from unconsolidated affiliate	38	29
Distributions from unconsolidated affiliate	17	17
Net cash provided by operating activities	17	17
Cash flows from financing activities:
Advances to Sunoco, Inc.	(17)	(17)
Net cash used in financing activities	(17)	(17)
Change in cash and cash equivalents	—	—
Cash and cash equivalents, beginning of period	—	—
Cash and cash equivalents, end of period	$—	$—

The accompanying notes are an integral part of these financial statements.

ETC M-A Acquisition LLC
Notes to Financial Statements
(unaudited)

1.	Operations and Organization:
ETC M-A Acquisition LLC, a Delaware limited liability company formed in August 2013, (the “Company”) is an indirect wholly-owned subsidiary of Energy Transfer Partners, L.P. (“ETP”).

2.	Summary of Significant Accounting Policies:
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
For purposes of these financial statements, the aggregate total of 10,489,944 Sunoco LP common units are presented as the investment in unconsolidated affiliate held by the Company.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Cash
The Company considers cash and cash equivalents to include liquid investments with original maturities of three months or less.
Investment in Unconsolidated Affiliate
The Company owns an interest in Sunoco LP which is accounted for by the equity method for which the Company exercises significant influence over, but does not control, the investee’s operating and financial policies.
Fair Value of Financial Instruments
The carrying amounts recorded for advances to affiliated companies and accrued and other current liabilities in the financial statements approximate fair value because of the short-term maturity of the instruments.
3. Investment in Unconsolidated Affiliate:
During the periods presented, the Company’s investment in unconsolidated affiliate reflected 10,489,944 Sunoco LP common units. The Company’s investment represented approximately 13% of the total outstanding Sunoco LP common units at June 30, 2018. The Company’s investment in Sunoco LP is accounted for in our financial statements using the equity method, because the Company is presumed to have significant influence over Sunoco LP due to the affiliate relationship resulting from both entities being under the common control of Energy Transfer Equity, L.P., the parent of ETP and Sunoco LP.

4.	Commitments and Contingencies:
ETC M-A Acquisition LLC Guarantee of Sunoco LP Notes
On January 23, 2018, Sunoco LP redeemed the previously guaranteed senior notes and issued the following senior notes, for which the Company has guaranteed collection with respect to the payment of principal amounts:
•$1 billion of 4.875% senior notes due 2023;
•$800 million of 5.5% senior notes due 2026; and
•$400 million of 5.875% senior notes due 2028.
Under the guarantee of collection, the Company would have the obligation to pay the principal of each series of notes once all remedies, including in the context of bankruptcy proceedings, have first been fully exhausted against Sunoco LP with respect to such payment obligation, and holders of the notes are still owed amounts in respect of the principal of such notes. The Company will not otherwise be subject to the covenants of the indenture governing the notes.